UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

December 2019

Commission file number: 001-36288

Akari Therapeutics, Plc

(Translation of registrant's name into English)

75/76 Wimpole Street

London W1G 9RT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On December 2, 2019, Akari Therapeutics, Plc (the “Company”) issued a press release announcing the design of a pivotal Phase III pediatric trial in Hematopoietic Stem Cell Transplant-Related Thrombotic Microangiopathy (HSCT-TMA) following a U.S. Food and Drug Administration (FDA) End-of-Phase II meeting. The Company also announced that, in another hematological condition, all six patients from the long-term Phase II Paroxysmal Nocturnal Hemoglobinuria (PNH) study who were transfusion dependent at entry are now transfusion independent on long-term treatment with nomacopan. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The information in paragraphs one and two of Exhibit 99.1 is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933.

Exhibit No.

99.1	Press Release dated December 2, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akari Therapeutics, Plc
(Registrant)

By:	/s/ Clive Richardson
Name:	Clive Richardson
Chief Executive Officer and Chief Operating Officer

Date: December 2, 2019